NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	October 31, 2019

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that the Company has released its unaudited interim consolidated financial statements and Management Discussion and Analysis for the three and nine months ended September 30, 2019.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues	$5,596,031	$3,491,602	$15,247,490	$8,538,716
Gross profit	$2,576,579	$1,543,995	$7,029,643	$3,471,679
Income tax expense (recovery)	$243,832	$161	$619,465	$(3,052)
Net income (Loss)	$759,713	$261,717	$2,091,505	$(180,336)
EBITDA (Loss)	$1,257,077	$383,563	$3,162,063	$62,195
EPS - basic and diluted	$0.02	$0.01	$0.04	$0.00

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2019 the Company had cash on deposit in the amount of $1,690,662, accounts receivable of $2,725,217, prepaid expenses of $115,339 and inventory of $4,501,079 compared to cash on deposit in the amount of $1,246,244, accounts receivable of $1,224,235, prepaid expenses of $110,258 and inventory of $3,668,401 at December 31, 2018.

The Company has accrued income tax payable of $591,605 for the nine months ended September 30, 2019 compared to an income tax payable of $466,739 at December 31, 2018.

The working capital position of the Company at September 30, 2019 was $6,950,856 compared to $4,469,882 at December 31, 2018.  The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $2,725,217 of additional cash flow plus $1,690,662 of available cash to discharge accounts payable and accrued liabilities of $1,489,836 on a timely basis subsequent to September 30, 2019.  Income taxes payable are not due until 2020.

Net assets of the Company improved to $10,362,022 at September 30, 2019 compared to $8,165,734 at December 31, 2018.  The Company had no interest-bearing long-term liabilities or debt at September 30, 2019.  If sales volume continues to grow at the current pace then the Company can, for the time being, generate the necessary capital resources required to finance all operations.

OUTLOOK

Kelso continues to take measures to maintain the growth of its financial health from operational activities.  The impact of improved business momentum has been very apparent throughout 2019 despite a perceived downtick in revenue in second quarter rail activity when in fact orders, deliveries and backlog for rail tank cars remained at very healthy levels.  Management believes that revenue growth should continue for the balance of this year.

Overall rail traffic in North America in 2019 is down 3% year-over-year mainly due to decreases in shipments of coal, forest products, grains and non-metallic minerals.  Rail loadings for chemicals and petroleum products remain at healthy levels.  The rail tank car market has been stronger than expected with rail tank car production backlogs at a current level of approximately 30,000 units.  Based on these new-build predictions and our historic retrofit/repair business relationships with over 60 customers Kelso anticipates equipping over 10,000 tank cars in both 2019 and 2020 with an increasing number of new tank cars being fitted with multiple pieces of our proprietary rail equipment.

Strong contribution margins from sales have provided a steady growth of positive cash flow replenishing our available capital reserves.  Working capital has improved to $6,950,856 at September 30, 2019.  We currently operate without the need for access to new equity capital or credit facilities.  Our capital management goal is to continue to finance operations from sales of our products thus avoiding the need for dilutive new equity funding or interest-bearing long-term debt.

We will continue to invest in promising product development initiatives to build the next generation of revenue opportunities for Kelso's stakeholders even though R&D projects are often complex and expensive. Timing of new revenue streams remains unpredictable and certainly not guaranteed to develop.  Our R&D model has delivered an array of promising new products that include new rail tank car valves, specialized truck tanker equipment, fuel loading systems, military applications, first responder emergency response kits and our wilderness transportation technologies which includes our KXI™ suspension system for use in rugged wilderness applications scheduled for launch in 2020.  It remains a key strategic goal to develop new products that can add a diverse array of new sales opportunities that in time can provide a more predictable financial growth year-over-year.

Despite the many hurdles in our business development we have been able to improve our financial health in 2019 with new business opportunities and capabilities.  Business momentum appears to be consistent for now and we maintain a steady growth outlook for the remainder of 2019 and 2020.

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications.  Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental issues.  The Company offers specialized truck tanker equipment, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged wilderness terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model).  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that Kelso continues to take measures to maintain the growth of its financial health from operational activities; that management believes that revenue growth should continue for the balance of this year; that ; that the rail tank car market has been stronger than expected with rail tank car production backlogs at a current level of approximately 30,000 units; that based on these new-build predictions and our historic retrofit/repair business relationships with over 60 customers Kelso anticipates equipping over 10,000 tank cars in both 2019 and 2020 with an increasing number of new tank cars being fitted with multiple pieces of our proprietary rail equipment; that we can currently operate without the need for access to new equity capital or credit facilities; that we can develop new products that can add a diverse array of new sales opportunities that in time can provide a more predictable financial growth year-over-year; and that business momentum appears to be consistent for now and we maintain a steady growth outlook for the remainder of 2019 and 2020.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com